Exhibit 99.1

Compugen Ltd. Reports 2nd Quarter 2014 Financial Results

Oncology arm of Pipeline Program expanded to include three different approaches for antibody-based cancer therapy

TEL AVIV, ISRAEL – August 6, 2014 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ending June 30, 2014.

Dr. Anat Cohen-Dayag, Compugen’s President and CEO, stated, "During the first six months of this year, our R&D efforts focused primarily on advancing product candidates in our Pipeline Program, diversifying the pipeline with additional target candidates for antibody-based therapy, and extending our capabilities to enable the validation and development of multiple product candidates in parallel. Product candidates added to the Pipeline Program since late last year include two additional B7/CD28-like checkpoint candidates that increased the total number of such discoveries by Compugen to eleven, five target candidates for antibody-drug conjugate cancer therapy, and four immune-modulatory targets candidates distinct from the B7/CD28 family of proteins.”

Dr. Cohen-Dayag continued, “Following these latest additions, the oncology arm of our Pipeline Program now includes early stage target candidates representing three different approaches for antibody-based cancer treatment, all based on Compugen-discovered targets. We believe that this achievement, which is unique in our industry, provides an excellent example of the value of Compugen’s long-term investment in establishing its broadly applicable predictive discovery infrastructure.”

Dr. Cohen-Dayag concluded, "We are already beginning to see an acceleration of positive experimental results with respect to our Pipeline Program candidates. This, combined with the resulting increase in both industry recognition of our discovery capabilities and interest in our pipeline candidates, provides us with even greater confidence of achieving our short-term objectives and longer-term goals.”

Revenues for the second quarter of 2014 and six months ending June 30, 2014 were $2.0 million and $4.1 million respectively, compared with $22,000 and $184,000 for the comparable periods in 2013. These substantial increases from the prior year periods resulted primarily from a milestone payment and the recognizable portions of a non-refundable upfront payment in accordance with US GAAP revenue recognition accounting, in each case pursuant to the August 2013 collaboration and license agreement with Bayer Pharma AG.

Cost of revenues for the second quarter of 2014 and the six months ending June 30, 2014 were $0.9 million and $1.6 million respectively, compared with $84,000 and $234,000 for the comparable periods in 2013. These increases are largely the result of increased research and development expenses attributed to our current collaborations.

Research and development expenses, net, for the second quarter of 2014 and the six months ending June 30, 2014 were $3.1 million and $6.3 million respectively, compared with $3.4 million and $6.2 million for the comparable periods in 2013. Research and development expenses do not include expenses incurred in support of current collaborations which, as noted above, are accounted for as cost of revenues.

Compugen’s net loss for the second quarter of 2014 was $2.3 million (after reflecting non-cash stock-based compensation of $0.7 million), or $0.05 per basic share, compared with a net loss of $3.0 million (after reflecting non-cash stock-based compensation of $0.7 million), or $0.08 per basic share, for the comparable period in 2013. Compugen’s net loss for the first six months of 2014 was $4.2 million (after reflecting non-cash stock-based compensation of $1.6 million), or $0.09 per basic share, compared with a net loss of $6.4 million (after reflecting non-cash stock-based compensation of $1.4 million), or $0.17 per basic share, for the comparable period in 2013. The reductions in net loss for the second quarter and the first six months of 2014, compared with the comparable periods in 2013, were attributable to increases in revenues recognized for the quarter and the first six months, compared with the comparable periods in 2013, partially off-set by increased corporate expenses for such periods, primarily relating to research and development.

As of June 30, 2014 and December 31, 2013, the liability related to the "Research and development funding arrangements" amounted to $13.1 million and $13.2 million  respectively, in each case solely relating to the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010, as amended. These noncash liability balances, which increase or decrease based on changes in the market value of Compugen ordinary shares, are primarily related to the estimated fair values of the embedded derivative instruments resulting from the right of the investor, under the amended agreement, to waive its right to receive potential future payments in exchange for Compugen ordinary shares.

As of June 30, 2014, cash, cash equivalents and short-term bank deposits totaled $113.3 million compared with $46.8 million at December 31, 2013. This increase of $66.5 million compared with December 31, 2013 resulted primarily from net proceeds of $67.0 million from the Company's underwritten public offering of ordinary shares completed in March 2014. With respect to calendar year 2014, Compugen has budgeted total cash expenditures (without taking into consideration actual to date or potential additional cash receipts) of approximately $24 million.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its second quarter 2014 results today, August 6, 2014 at 10:00 a.m. EDT. To access the conference call, please dial 1-888-281-1167 from the US or +972-3-918-0610 internationally. The call will also be available via live webcast located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-877-456-0009 from the US or +972-3-925-5925 internationally. The replay will be available through August 8, 2014.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing monoclonal antibody therapeutic candidates against its novel drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement Disclaimer
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the Company’ short and long-term objectives, anticipated total cash uses for 2014 and product candidates added to the Company’s Pipeline Program, including, without limitation, B7/CD28 checkpoint proteins, targets for antibody-drug conjugate cancer therapy and other immune-modulatory targets. Forward-looking statements can be identified by the use of terminology such as “may”, “expectations”, “approximately”, “further” and “potential”  and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2013 as filed with the Securities and Exchange Commission, as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014 Unaudited	2013 Unaudited	2014 Unaudited	2013 Unaudited

Revenues	1,964	22	4,097	184
Cost of revenues	859	84	1,616	234
Gross profit (loss)	1,105	(62)	2,481	(50)

Operating expenses
Research and development expenses, net	3,074	3,437	6,316	6,176
Marketing and business development expenses	109	157	282	352
General and administrative expenses	1,240	1,063	2,512	2,105
Total operating expenses	4,423	4,657	9,110	8,633

Operating loss	(3,318)	(4,719)	(6,629)	(8,683)
Financing income, net	1,059	1,680	2,472	2,270
Net loss before taxes	(2,259)	(3,039)	(4,157)	(6,413)
Taxes on income	(60)	-	(60)	-
Net loss	(2,319)	(3,039)	(4,217)	(6,413)

Basic net loss per ordinary share	(0.05)	(0.08)	(0.09)	(0.17)
Weighted average number of ordinary shares used in computing basic net loss per share	48,462,334	38,204,202	45,970,766	37,746,520
Diluted net loss per ordinary share	(0.07)	(0.09)	(0.09)	(0.18)
Weighted average number of ordinary shares used in computing diluted net loss per share	49,796,012	40,221,504	45,970,766	39,140,651

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2014	December 31, 2013
	(unaudited)	(audited)
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	113,259	46,766
Investment in Evogene	1,858	4,565
Trade receivable	1,140	-
Other accounts receivable and prepaid expenses	912	1,885
Total current assets	117,169	53,216

Non-current investments
Severance pay fund	2,256	2,129
Total non-current investments	2,256	2,129

Non-current prepaid expenses	107	158

Property and equipment, net	2,009	1,208
Total assets	121,541	56,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	3,692	2,421
Deferred revenues	3,121	5,318
Total current liabilities	6,813	7,739

Non-current liabilities
Research and development funding arrangement	13,074	13,189
Deferred revenues	948	1,454
Accrued severance pay	2,577	2,441
Total non-current liabilities	16,599	17,084

Total shareholders’ equity	98,129	31,888
Total liabilities and shareholders’ equity	121,541	56,711